Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Pony AI Inc.

小馬智行 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2026)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on Thursday, April 2, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Pony AI Inc. (the “Company”) dated February 5, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the Company will be held at 11:00 a.m., Beijing time (or shortly after the Class A Meeting) on Thursday, April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, THAT the Company’s authorised share capital be amended:

FROM: US$300,000 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) 498,911,230 Class A Ordinary Shares of par value of US$0.0005 each, (b) 81,088,770 Class B Ordinary Shares of par value of US$0.0005 each, and (c) 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company;

TO: US$300,000 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) 518,911,230 Class A Ordinary Shares of par value of US$0.0005 each, and (b) 81,088,770 Class B Ordinary Shares of par value of US $0.0005 each, by re-designating 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as Class A Ordinary Shares;

2.	as a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

3.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-Class Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

4.	as an ordinary resolution, THAT:–

(a)	conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granting the approval for the listing of, and permission to deal in, the Class A ordinary shares of the Company (the “Class A Ordinary Shares”) which may be issued and allotted pursuant to any Awards (as defined in the Circular) that may be granted under the 2026 share scheme of the Company (the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for the purpose of identification) (the “2026 Share Scheme”), the 2026 Share Scheme be and is hereby approved and adopted and that any director of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2026 Share Scheme including without limitation:

i.	to administer the 2026 Share Scheme under which Awards will be granted to eligible persons under the 2026 Share Scheme to subscribe for Shares;

ii.	to modify and/or amend the 2026 Share Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2026 Share Scheme relating to modification and/or amendment and subject to Chapter 17 of the Listing Rules;

iii.	to issue and allot from time to time such number of Class A Ordinary Shares as may be required to be issued pursuant to the Awards under the 2026 Share Scheme and subject to the Listing Rules;

iv.	to make application at the appropriate time or times to the Stock Exchange for the listing of, and permission to deal in any Class A Ordinary Shares which may thereafter from time to time be issued and allotted pursuant to the Awards under the 2026 Share Scheme; and

v.	to consent, if they deem fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2026 Share Scheme;

5.	as an ordinary resolution, THAT the Scheme Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted and that any director of the Company be and is hereby authorised to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as he/she may consider necessary, desirable or expedient to effect and implement the Scheme Limit;

6.	as an ordinary resolution, THAT, conditional upon the passing of ordinary resolution numbered 5, the Service Providers Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted; and

7.	as an ordinary resolution, THAT, conditional upon the passing of ordinary resolution numbered 5, the Individual Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted; and

8.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or ADSs or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

i.	a Rights Issue (as defined in paragraph (d) below);

ii.	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Group and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

iii.	the vesting of shares granted or to be granted pursuant to the 2026 Share Scheme;

iv.	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

v.	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

i.	the conclusion of the next annual general meeting of the Company;

ii.	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

iii.	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

Any reference to an allotment, issue, grant, offer or disposal of Class A ordinary shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A ordinary shares), to the extent permitted by, and subject to the provisions of, the Listing Rules and applicable laws and regulations; and

9.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

i.	the conclusion of the next annual general meeting of the Company;

ii.	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

iii.	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

10.	as an ordinary resolution, THAT conditional upon the passing of resolutions 8 and 9 of this notice, the general mandate referred to in the resolution 8 of this notice be and is hereby extended by the addition to the aggregate number of Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 9 of this notice, provided that such amount shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).

11.	as an ordinary resolution, THAT the grant of 1,400,000 RSUs under the 2026 Share Scheme to Dr. Peng on the terms and conditions as set out in the Circular be and is hereby approved, confirmed and ratified in all respects and that any one Director be and is hereby authorized to do all such acts and/or execute all such documents as he/she may deem necessary or expedient in order to give full effect to such grant and vesting of such RSUs.

12.	as an ordinary resolution, THAT the grant of 600,000 RSUs under the 2026 Share Scheme to Dr. Lou on the terms and conditions as set out in the Circular be and is hereby approved, confirmed and ratified in all respects and that any one Director be and is hereby authorized to do all such acts and/or execute all such documents as he/she may deem necessary or expedient in order to give full effect to such grant and vesting of such RSUs.

Share Record Date and ADS Record Date

The Board has fixed the close of business on February 27, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on February 27, 2026, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs.

In order to be eligible to vote and attend the EGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, February 27, 2026, Hong Kong time; and with respect to ordinary shares registered on the Company’s principal share registrar and transfer office in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Walkers Corporate Limited, at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, no later than 6:00 p.m. on Thursday, February 26, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the EGM.

Proxy Forms and ADS Voting Cards

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas directly, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.pony.ai/.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on Tuesday, March 31, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the EGM.

By Order of the Board
Pony AI Inc.
Dr. Jun Peng
Chairman of the Board and Chief Executive Officer

Head Office and Principal Place of business in the PRC:	Registered Office:
1301 Pearl Development Building	190 Elgin Avenue, George Town
1 Mingzhu 1st Street, Hengli Town	Grand Cayman, KY1-9008
Nansha District	Cayman Islands
Guangzhou, PRC

February 5, 2026

As at the date of this notice, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

*            For identification purposes only